Exhibit 1.02
Conflict Minerals Report
HollyFrontier Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 30, 2014.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to HollyFrontier Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.
Forward-Looking Statements
This Conflict Minerals Report contains certain “forward-looking statements” within the meaning of the federal securities laws. Other than statements of historical fact included in this Conflict Minerals Report, all statements, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups, are forward-looking statements. These statements are based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in these statements.
Any differences could be caused by a number of factors including, but not limited to: (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. All forward-looking statements included in this Conflicts Minerals Report are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Product Overview; Due Diligence Results
We are principally an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel, jet fuel, specialty lubricant products and specialty and modified asphalt. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Given the nature of our products, our in-scope usage of Conflict Minerals is de minimis relative to our total materials content. However, some of the products that we manufacture, including gasoline and diesel fuel, may contain trace amounts of catalyst residue that contain tin and/or tungsten. Based on the information provided by our suppliers and known to us, for 2013, we do not believe that any of our potentially in-scope products contained tantalum or gold.

We do not specify the use of Conflict Minerals in the catalysts that we purchase and believe that we are many levels removed from the mines and smelters that produce the Conflict Minerals contained in our catalysts.
Notwithstanding our due diligence efforts, which are discussed below, we were unable to determine the smelters or refiners or countries of origin of the necessary Conflict Minerals that may have been contained in our potentially in-scope products. However, for 2013, none of the necessary Conflict Minerals that may have been contained in our potentially in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the Democratic Republic of the Congo or an adjoining country.
We have endeavored to determine the mine or location of origin of the necessary Conflict Minerals that may have been contained in our potentially in-scope products by requesting that our relevant suppliers provide us with information concerning the source of the Conflict Minerals in the catalysts sourced from them, as discussed below. Under our reasonable country of origin inquiry and due diligence procedures, where a smelter or refiner of Conflict Minerals in our supply chain is identified, we also will review publicly available information, to the extent available, to try to determine the mine or location of origin.
Due Diligence Framework
We conducted our due diligence relating to Conflict Minerals pursuant to the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance").
Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures with respect to 2013:

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
We created a team comprised of various members of our staff who, with our General Counsel, were charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: legal; marketing; and purchasing and materials. The working group also included representatives from each business unit that we determined to have potentially in-scope products. We supplemented our compliance efforts with specialist outside counsel.

b.
Senior management and other selected internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

c.
We developed a questionnaire based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to identify potentially in-scope products and smelters and refiners in our supply chain.

d.
We had in place policies requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

e.	We furnished our direct suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, supplier inquiries and other information known to us concerning the composition of our products. Based on the foregoing, we concluded that some of the products that we manufactured in 2013, including gasoline and diesel, may have contained trace amounts of catalyst residue that contained tin or tungsten. We identified 21 direct suppliers (“Suppliers”) as potentially in-scope for 2013.

b.
During 2013, we requested that the Suppliers provide us with information, through the completion of our questionnaire, concerning the usage and source of Conflict Minerals in the catalysts that they sold to us, as well as information concerning their related compliance efforts. We followed up by letter, email and/or phone with the Suppliers that did not respond to the request within the specified time frame.

c.
We reviewed the completed responses received from the Suppliers. We followed up by letter, email and/or phone with the Suppliers that submitted an incomplete response or a response that we determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We followed up with other Suppliers where determined to be appropriate by us.

d.
After the end of 2013, we requested that the Suppliers that had previously completed a questionnaire regarding the use of Conflict Minerals in 2013 confirm to us in writing that the information that they had previously provided to us with respect to the 2013 calendar year was correct with respect of the remainder of the year since the submission of their questionnaire.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and our purchasing and marketing departments.

b.
See “Additional Risk Mitigation Efforts” below for additional steps that we intend to take to mitigate the risk that the necessary Conflict Minerals that may be contained in our potentially in-scope products benefit armed groups.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

Our due diligence procedures contemplate that we will utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners of Conflict Minerals in our supply chain, to the extent that any are identified.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.
Additional Risk Mitigation Efforts

Since the end of 2013, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals that may be contained in our potentially in-scope products benefit armed groups:

1.
We adopted a policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy is summarized in the Form SD to which this Conflict Minerals Report is an exhibit. The internal personnel that had direct contact with the suppliers that were potentially in-scope for purposes of the Conflict Minerals Rule were notified about the Conflict Minerals Policy. In addition, the policy was communicated to our relevant suppliers in writing. The Conflict Minerals Policy also was posted on our website.

2.	We established a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy.
We intend to take the following additional steps in 2014 to mitigate the risk that the necessary Conflict Minerals that may be contained in our potentially in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company, division or product level category information for 2013 to provide product level information for 2014, through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers.

4.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new potentially in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Add contractual terms relating to compliance with the Conflict Minerals Policy and other related matters to our purchasing contracts.
All of these steps are in addition to the steps that we took with respect to 2013, which we intend to continue to take with respect to 2014 to the extent applicable.